
March 10, 2020

Kris Sennesael
Chief Financial Officer
Skyworks Solutions, Inc.
5211 California Avenue
Irvine, California 92617

> **Re: Skyworks Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended September 27, 2019**
> **Filed November 14, 2019**
> **File No. 001-05560**

Dear Mr. Sennesael:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing